Exhibit 16.1

September 8, 2009

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Technology Research Corporation (the Company) and, under the date of June 15, 2009, we reported on the consolidated financial statements and schedule of the Company as of and for the years ended March 31, 2009 and 2008.  On September 2, 2009, we were dismissed.  We have read the Company's statements included under Item 4.01 of its Form 8-K dated September 8, 2009, and we agree with such statements, except that we are not in a position to agree or disagree with Technology Research Corporation, Inc.’s statement that (i) the Audit Committee of the Board of Directors and the Board of Directors of the Company approved the decision to change independent registered public accounting firms and (ii) the statements made in the first and seventh paragraph.

Very truly yours,

/s/ KPMG LLP